

82-03138

BAE Systems plc

TOTAL VOTING RIGHTS – MONTH-END NOTIFICATION

As at 29 August 2008 BAE Systems plc:

(i) had 3,581,103,064 issued ordinary shares of 2.5 pence each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of ordinary shareholders of BAE Systems plc;

(ii) held 55,750,722 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;

(iii) accordingly, had total voting rights of 3,525,352,342.

The total voting rights figure (of 3,525,352,342) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, BAE Systems plc under the FSA's Disclosure and Transparency Rules.

29 August 2008

Not for release, publication or distribution in or into Canada, Australia and Japan or any other jurisdiction where it would be unlawful to do so

29 August 2008

Recommended cash offer
by
BAE Systems (Holdings) Limited
(a wholly-owned subsidiary of BAE Systems plc)
for
Detica Group plc

OFFER EXTENDED TO 11 SEPTEMBER 2008

Introduction

On 28 July 2008, the boards of BAE Systems plc ("BAE Systems") and Detica Group plc ("Detica") announced that they had reached agreement on the terms of a recommended cash offer for the entire issued and to be issued share capital of Detica (the "Offer"), to be made by a wholly-owned subsidiary of BAE Systems, BAE Systems (Holdings) Limited ("BAE Systems Holdings"). The full terms and conditions of the Offer were set out in an offer document issued by BAE Systems Holdings on 31 July 2008 (the "Offer Document").

Level of Acceptances

As at 1:00 p.m. (London time) on 28 August 2008 (being the first closing date of the Offer), BAE Systems Holdings had received valid acceptances from Detica Shareholders in respect of 80,010,009 Detica Shares, representing approximately 68.67 per cent. of Detica's existing issued share capital. This total includes acceptances received in respect of 7,162,397 Detica Shares (representing approximately 6.15 per cent. of the existing issued share capital of Detica) which were subject to irrevocable commitments procured by BAE Systems Holdings from the Directors of Detica.

In addition, BAE Systems Holdings is the owner of 9,575,433 Detica Shares, representing approximately 8.22 per cent. of the existing share capital of Detica. These 9,575,433 Detica Shares were acquired by BAE Systems on 29 July and were subsequently transferred to BAE Systems Holdings on 14 August 2008. Accordingly, BAE Systems Holdings is the owner or has received valid acceptances in respect of 89,585,442 Detica Shares, representing approximately 76.89 per cent. of the existing issued share capital of Detica.

On 27 August (being the latest practicable date prior to the publication of this announcement) BAE Systems Holdings or any person acting in concert with BAE Systems Holdings had interests in or rights to subscribe for Detica relevant securities as follows:

Name	Nature of interest	Number of relevant securities	Percentage of Detica existing issued share capital
BAE Systems Holdings	Share	9,575,433	8.22%

Deutsche Bank AG, London Branch	Long	700	0.0006%
Deutsche Bank AG, London Branch	Short	33,029	0.03%

Save as disclosed in either this announcement or in the Offer Document, neither BAE Systems Holdings, nor any person acting in concert with BAE Systems Holdings, is interested in or has any rights to subscribe for any Detica Shares nor does any such person have any short position (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative or any arrangement in relation to Detica Shares. For these purposes, "arrangement" includes any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of Detica Shares and any borrowing or lending of Detica Shares which have not been on-lent or sold and any outstanding irrevocable commitment or letter of intent with respect to Detica Shares.

As at 28 August 2008, BAE Systems Holdings may count 89,585,442 Detica Shares (representing approximately 76.89 per cent. of the existing issued share capital of Detica) towards the satisfaction of the acceptance condition to the Offer.

Extension of the Offer

The Offer, which remains subject to the terms and conditions set out in the Offer Document, is being extended and will remain open for acceptance until the next closing date which will be 1:00 p.m. (London time) on 11 September 2008. Any further extensions of the Offer will be publicly announced by 8:00am (London time) on the business day following the day on which the Offer is otherwise due to expire, or such later time or date as the Panel may agree.

If you hold Detica Shares in certificated form (that is, not through CREST), to accept the Offer, please complete, sign and return the Form of Acceptance (which has been sent to you together with the Offer Document) in accordance with the instructions thereon and set out in the Offer Document as soon as possible and, in any event, so as to be received by Equiniti Limited by 1:00 pm (London time) on 11 September 2008.

If you hold Detica Shares in uncertificated form (that is, through CREST), to accept the Offer, please follow the procedures set out in the Offer Document so as to ensure that your TTE instruction settles as soon as possible and, in any event, not later than 1:00 pm (London time) on 11 September 2008. If you hold Detica Shares as a CREST sponsored member, you should refer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE instruction to Euroclear.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in the Offer Document.

Copies of the Offer Document are available for inspection during normal business hours on any Business Day at the offices of Freshfields Bruckhaus Deringer LLP, 65 Fleet Street, London, EC4Y 1HS, until the end of the Offer Period.

Enquiries

Deutsche Bank (financial adviser to BAE Systems) – 020 7545 8000

Anthony Parsons
Charles Bryant
Omar Faruqui

UBS (corporate broker to BAE Systems) – 020 7568 0000

Philip Shelley
Chris Smith

This announcement does not constitute an offer or an invitation to purchase any securities. The Offer will be made solely by means of the Offer Document and the acceptance forms accompanying the Offer Document, which will contain the full terms and conditions of the Offer including details of how it may be accepted.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting for BAE Systems and no one else in connection with the Offer and will not be responsible to anyone other than BAE Systems for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Offer.

UBS Limited is acting as sole corporate broker to BAE Systems and no-one else in connection with the Offer and will not be responsible to any person other than BAE Systems for providing the protections afforded to clients of UBS Limited nor for providing advice in relation to the Offer, the contents of this document or any transaction, arrangement or other matter referred to herein.

The availability of the Offer to Detica Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

The Offer is not being made in or into, and is not capable of acceptance in or from any Restricted Jurisdiction. Persons receiving this announcement and all documents relating to the Offer, including custodians, nominees and trustees, should observe these restrictions and should not send or distribute documents in, from or into such jurisdictions as doing so may invalidate any purported acceptance of the Offer.

Dealing disclosure requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Detica, all "dealings" in any "relevant securities" of Detica, (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire

an "interest" in "relevant securities" of Detica, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Detica by BAE Systems or Detica, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, please contact an independent financial adviser authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanel.org.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax +44 (0) 20 7236 7013.

Notice to US holders of Detica Shares

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in this document has been prepared in accordance with accounting standards applicable in the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer will be made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer will be subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Detica Shares may be a taxable transaction for US federal income tax purposes and under applicable state and local, as well as foreign and other tax laws. Each holder of Detica Shares is urged to consult his independent professional advisor immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Detica Shares to enforce their rights and any claim arising out of the US federal securities laws, since BAE Systems and Detica are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Detica Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to exemptive relief from the US Securities and Exchange Commission, BAE Systems or its nominees, or its brokers (acting as

agents), may from time to time make certain purchases of, or arrangements to purchase, Detica Shares outside the United States, other than pursuant to the Offer, before or during the period in which the Offer remains open for acceptance. Also, in accordance with Rule 14e-5(b) of the US Exchange Act, Deutsche Bank and UBS will continue to act as exempt market makers in Detica Shares on the London Stock Exchange. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service of the UK Listing Authority and will be available on the London Stock Exchange website, www.londonstockexchange.com.

END